Date: July 29, 2016

Subject: Stock Option Tender Offer

Dear NAME:

In April of this year you were informed by Stewart Stockdale that the Board of Directors had voted to approve a modification of employee stock options granted prior to 2016, subject to approval by the company’s shareholders.

Shareholder approval has been obtained and the enclosed documents describe the program and the process that you need to follow in order to effect the stock option modification if you choose to participate.

Our records indicate that you have the following stock option grants that are eligible for this program:

Year	2015	2014	2013
Grant Amount
Strike Price

As noted, the enclosed documents describe this program fully including the deadline for completion. If you have any questions, please contact Stephen Kirkwood, Chief Legal Officer, at ext. 2350 or by email at skirkwood@jgwentworth.com.

Sincerely,

William Schwartz
Chief Human Resources Officer